Filed by Johnson & Johnson pursuant to Rule 425 promulgated under the
Securities Act of 1933, as amended,  and deemed filed pursuant to
Rule 14a-12  promulgated under the Securities Act of 1934, as amended.

Subject Company:  Guidant Corporation
Commission File No.:  001-13388

In connection with the proposed merger between Guidant Corporation and Johnson & Johnson, Guidant and Johnson & Johnson will file with the SEC a post-effective amendment to their prospectus/proxy statement. This material is not a substitute for the revised prospectus/proxy statement. Investors are urged to read the revised prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The revised prospectus/proxy statement and other documents which will be filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request when such a filing is made to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's most recent filing on Form 10-K. Investors may obtain additional information regarding the interests of such participants by reading the revised prospectus/proxy statement when it becomes available.

The following is a joint press release issued by Johnson & Johnson and Guidant Corporation.

Johnson & Johnson and Guidant Corporation Announce Revised Acquisition Agreement with Net Value of $19 Billion

Represents $63.08 per Share to Guidant Holders

New Brunswick, N.J., (November 15, 2005) - Johnson & Johnson (NYSE: JNJ) and Guidant Corporation (NYSE: GDT) said today that they have entered into a revised agreement by which Johnson & Johnson will acquire Guidant for $21.5 billion in fully diluted equity value. The companies originally entered into an agreement in December 2004.

Under the terms of the revised agreement, the transaction has an estimated net acquisition cost of $19 billion based upon Guidant’s approximately 340 million fully diluted shares outstanding, net of estimated cash on hand at the time of closing. Each share of Guidant common stock will be exchanged for $33.25 in cash and .493 shares of Johnson & Johnson common stock. Valued as of the market close on November 14, 2005, the transaction has a per share value of $63.08 to Guidant shareholders.

The revised agreement has been approved by the boards of directors of Johnson & Johnson and Guidant Corporation. Guidant Corporation shareholders must also vote on the revised agreement. Pending Guidant shareholder approval, the companies expect to close the transaction in the first quarter of 2006.

Expressing satisfaction that the companies had reached an agreement, William C. Weldon, Chairman and Chief Executive Officer, Johnson & Johnson, said: “We are delighted that our companies have reached an accord. Our agreement demonstrates that we remain committed to the goal of together building an extraordinary cardiovascular business that can deliver better medical options sooner to millions of patients.”

James M. Cornelius, Chairman of Guidant Corporation, said: “Our enthusiasm for this agreement and its potential continues. This agreement makes sense for Guidant shareholders and employees. It amplifies the opportunity for us to do more for patients with cardiovascular disease through a union with Johnson & Johnson.”

On November 2, 2005, the Federal Trade Commission (FTC) conditionally approved the proposed acquisition. In connection with FTC clearance, Johnson & Johnson has entered into agreements to divest certain rights and assets of its businesses in drug-eluting stents, endoscopic vessel harvesting products, and anastomotic assist devices. The agreements are subject to closing of the Guidant acquisition.

Previously, as part of the European Commission’s clearance of the deal on August 25, 2005, Johnson & Johnson agreed to divest the Cordis steerable guidewires business in Europe and the Guidant Endovascular Solutions business in Europe, and is in the process of identifying purchasers for these businesses.

Johnson & Johnson is the world's most comprehensive and broadly based manufacturer of health care products, as well as a provider of related services, for the consumer, pharmaceutical and medical devices and diagnostics markets. The more than 200 Johnson & Johnson operating companies employ approximately 115,000 men and women in 57 countries and sell products throughout the world. For more information, visit www.jnj.com.

Guidant Corporation pioneers lifesaving technology, giving an opportunity for better life today to millions of cardiac and vascular patients worldwide. Guidant develops, manufactures and markets a broad array of products and services that enable less invasive care for some of life's most threatening medical conditions. For more information, visit www.guidant.com.

NOTE TO INVESTORS

Johnson & Johnson and Guidant will conduct a conference call with financial analysts to discuss this news release today at 8:30 a.m. Eastern Standard Time. A simultaneous webcast of the call for interested investors and others may be accessed by visiting the Johnson & Johnson website at www.jnj.com or the Guidant website at www.guidant.com.
A replay will be available several hours after the live webcast by visiting www.jnj.com and clicking on "Webcasts/Presentations" in the Investor Relations section or by visiting the Investor Resources section of the Guidant website at www.guidant.com. A replay will be available at both sites.

(This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from the Companies’ expectations and projections. Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign health care reforms and governmental laws and regulations; and trends toward health care cost containment. A further list and description of these risks, uncertainties and other factors can be found in Exhibit 99(b) of the Johnson & Johnson Annual Report on Form 10-K for the fiscal year ended January 2, 2005, the Guidant Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and subsequent filings on Forms 10-Q and Form 8-K. Copies of these Forms 10-K, as well as subsequent filings, are available online at www.sec.gov or on request from the respective companies. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.)

In connection with the proposed merger between Guidant Corporation and Johnson & Johnson, Guidant and Johnson & Johnson will file with the SEC a post-effective amendment to their prospectus/proxy statement. This material is not a substitute for the revised prospectus/proxy statement. Investors are urged to read the revised prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The revised prospectus/proxy statement and other documents which will be filed by Johnson & Johnson and Guidant with the Securities and Exchange Commission will be available free of charge at the SEC's website, www.sec.gov, or by directing a request when such a filing is made to Johnson & Johnson, One Johnson & Johnson Plaza, New Brunswick, NJ 08933, Attention: Investor Relations; or by directing a request when such a filing is made to Guidant Corporation, 111 Monument Circle, #2900, Indianapolis, IN 46204-5129, Attention: Investor Relations.

Guidant Corporation, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Guidant and their ownership of Guidant stock is set forth in Guidant's most recent filing on Form 10-K.
Investors may obtain additional information regarding the interests of such participants by reading the revised prospectus/proxy statement when it becomes available.

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